UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-10582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota  55436

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement

(Name of Plan)

Date: June 28, 2005	By:	/S/ ERIC S. RANGEN
Eric S. Rangen
Executive Vice President and Chief Financial Officer,
Alliant Techsystems Inc.

2

Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement

Financial Statements as of and for the Years Ended December 31, 2004 and 2003 and Report of Independent Registered Public Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(K) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

INDEPENDENT AUDITORS’ REPORT

Trustees and Participants in the Alliant Techsystems Inc.
401(k) Plan Subject to a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole, The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 27, 2005

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments held by Master Trust at fair value (Note 6):
Participant-directed investments	$60,863,249	$60,050,275
Nonparticipant-directed investments (Note 3)	12,296,581	11,176,729

Total investments	73,159,830	71,227,004

Participant loans	2,206,659	2,053,168
Employer contributions receivable	137,769	92,837

NET ASSETS AVAILABLE FOR BENEFITS	$75,504,258	$73,373,009

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$73,373,009	$68,456,208

CONTRIBUTIONS:
Participant contributions	3,720,393	3,418,842
Employer contributions	1,170,943	1,058,485

Total contributions	4,891,336	4,477,327

INVESTMENT INCOME FROM MASTER TRUST:
Interest	1	682
Dividends	1,376,813	1,194,637
Net appreciation in fair value of investments	4,838,666	6,376,788

Total investment income	6,215,480	7,572,107

INTEREST INCOME FROM PARTICIPANT LOANS	102,255	103,917

TRANSFERS BETWEEN PARTICIPATING PLANS, NET	(145,567)	(173,639)

DEDUCTIONS:
Distributions to participants	8,911,459	7,043,627
Trustee and administrative fees	20,796	19,284

Total deductions	8,932,255	7,062,911

NET ADDITIONS	2,131,249	4,916,801

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$75,504,258	$73,373,009

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                    PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General Information—The Plan is a defined-contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to the Alliant Techsystems Inc. (the “Company”) employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement—The Company has established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan (the “Participating Plans”). The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Trust was approximately 6%. Fidelity Management Trust Company serves as the trustee of the Plan.

Participation—Each employee of the Company classified as regular full-time or regular part-time who is employed under a collective bargaining agreement which provides for participation in the Plan, except a person employed by an excluded business unit, automatically becomes a participant on the date of hire by the sponsor or transfer into the Plan. Effective January 1, 2003, temporary employees become eligible to participate in the Plan after a required amount of service has been met.

Contributions—The following contributions are made to the Plan:

a.                      The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax contributions. The maximum contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions are also limited to the lesser of $41,000 or 100% of the participant’s pay for a plan year. The Plan also allows the participants to make after-tax contributions and the Company can make supplemental discretionary contributions.

b.                     Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                      The Company contributes a matching contribution of 50% of the first 6% of compensation unless directed differently in the applicable collective bargaining agreement.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and is charged with withdrawals and an allocation of plan losses and administrative expenses for activity related to the individual participant’s account. Allocations are based on participant earnings or account balances, as defined. Plan-wide administrative expense is paid by the participants by deduction of investment fees and expenses from the investment funds on a pro-rata basis before the net returns are reported. The Company may also pay certain plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on the prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions—On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. Participants’ account balances of less than $5,000 are automatically distributed as a lump sum.

Transfers Between Participating Plans, net—Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Alliant Techsystems Inc. common stock. The Plan currently offers over twenty mutual funds and one common stock fund as investment options for participants.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the exdividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Except for members of the Janesville UAW bargaining unit (whose company matches are participant-directed) and Teamsters Local 1145 in Minneapolis, Minnesota (whose members do not receive a matching contribution), the Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. Effective January 1, 2002, participants age 50 or older are allowed to move up to 25% of their investments in their company stock matching account out of company stock into any other investment options. Effective October 1, 2002, the percentage was increased to 100% for these participants. Effective April 1, 2002, the Plan was amended to permit participants who have terminated employment from the Company and all of its affiliates to change investment in their company match accounts from company stock to other investment options available under the Plan. For active participants who have not reached 50 years of age, the company match that is contributed to the ATK Stock Fund is nonparticipant-directed. Effective February 1, 2003, the Plan was amended to allow participants who are active employees to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution is made.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the years ended December 31, 2004 and 2003 are as follows:

	ATK Stock Fund
	2004	2003

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of year	$11,269,566	$12,659,464

CONTRIBUTIONS:
Participant contributions	234,407	272,247
Employer contributions	1,122,562	1,017,708

Total contributions	1,356,969	1,289,955

INVESTMENT INCOME (LOSS):
Interest—net	11,446	11,295
Net appreciation (depreciation) in fair value of investments	1,424,177	(960,643)

Total investment income (loss)	1,435,623	(949,348)

TRANSFERS—Net	(43,937)	(89,182)

EXCHANGES—Net	(830,309)	(860,623)

PARTICIPANT LOANS:
Repayments	92,207	79,518
Distributions	(175,153)	(170,737)

Total participant loans	(82,946)	(91,219)

DEDUCTIONS:
Distributions to participants	659,859	679,414
Trustee and administrative fees	10,757	10,067

Total deductions	670,616	689,481

NET ASSETS AVAILABLE FOR BENEFITS—
End of year	$12,434,350	$11,269,566

4.       FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002 that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. As a result, no provision for income taxes has been included in the Plan’s financial statements. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.       401(K) MASTER TRUST AGREEMENT

The following table presents the fair values of investments for the Trust as of December 31.

	2004	2003

Investments at fair value:
Short-term investment fund	$309,208,566	$302,178,182
Income funds	38,708,656	38,684,963
Growth and income funds	366,855,468	335,139,279
Growth funds	317,932,944	266,939,687
International funds	52,928,501	38,234,386
Alliant Techsystems Inc. Stock Fund	181,589,699	163,446,889
Alcoa Stock Fund		8,498,057

	$1,267,223,834	$1,153,121,443

Alliant Techsystems Inc. 401(k) Plan	$1,194,064,004	$1,081,894,439
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	73,159,830	71,227,004

	$1,267,223,834	$1,153,121,443

Investment income (loss) for the Trust is as follows for the years ended December 31:

	2004	2003

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Income funds	$(173,501)	$(582,028)
Growth and income funds	28,125,915	58,268,954
Growth funds	33,382,130	58,588,749
International funds	7,749,827	10,279,758
Alliant Techsystems Inc. Stock Fund	21,257,683	(15,375,080)
Hercules Inc. Stock Fund		56,338
Alcoa Stock Fund	25,156	6,010,315

	90,367,210	117,247,006

Interest	1,633	63,966
Dividends	28,309,159	19,809,523

	$118,678,002	$137,120,495

Alliant Techsystems Inc. 401(k) Plan	$112,462,522	$129,548,388
Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement	6,215,480	7,572,107

	$118,678,002	$137,120,495

7.       RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 279,404 and 186,636, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $ 7,394,287 and $7,540,822, respectively. During the years ended December 31, 2004 and 2003, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

There were no nonexempt parties-in-interest transactions during the years ended December 31, 2004 and 2003.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

(EIN# 41-1672694) (PLAN# 004)

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2004

(b) Identity of Issue, Borrower,				(e) Current
(a) Lessor or Similar Party	(c) Description of Investment	(d) Cost		Value

Various participants*	Participant loans (maturing 1/2/05 to 9/18/13 at interest rates of 5.0% to 10.5%)		**	$2,206,659

Total				$2,206,659

   *Party-in-interest.

**Cost information is not required for participant-directed investments and, therefore, is not included.